SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Qunar Cayman Islands Limited
(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

74906P1049**
(CUSIP Number)

Richard A. Hornung Hillhouse Capital Management, Ltd. Suite 1608, One Exchange Square 8 Connaught Place Hong Kong +852 2179-1988
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 74906P1049 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol "QUNR." Each ADS represents 3 Class B Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,238,202 Class B Ordinary Shares(1) 9,272,727 Class B Ordinary Shares underlying 2.0% Convertible Senior Notes due 2021(2)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 20,238,202 Class B Ordinary Shares(1) 9,272,727 Class B Ordinary Shares underlying 2.0% Convertible Senior Notes due 2021(2)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,238,202 Class B Ordinary Shares(1) 9,272,727 Class B Ordinary Shares underlying 2.0% Convertible Senior Notes due 2021(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.88% (See Item 5)
14	TYPE OF REPORTING PERSON IA

_____________

(1) Consists of (i) 6,488,369 ADSs, representing 19,465,107 Class B Ordinary Shares, held by Gaoling Fund, L.P., (ii) 257,698 ADSs, representing 773,094 Class B Ordinary Shares, held by YHG Investment, L.P., and (iii) one Class A Ordinary Share held by HCM Qunar Holdings Limited (and assumes conversion of such Class A Ordinary Share into one Class B Ordinary Share). See Item 5.

(2) Consists of (i) 8,912,727 Class B Ordinary Shares underlying $163,400,000 aggregate principal amount of 2.0% Convertible Senior Notes due 2021 held by Gaoling Fund, L.P. and (ii) 360,000 Class B Ordinary Shares underlying $6,600,000 aggregate principal amount of 2.0% Convertible Senior Notes due 2021 held by YHG Investment, L.P. See Item 5.

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 4 ("Amendment No. 4") amends and restates in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2013 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 5, 2014 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 9, 2015 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed with the SEC on June 9, 2015 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the Class B Ordinary Shares, par value $0.001 per share ("Class B Shares"), of Qunar Cayman Islands Limited, an exempted Cayman Islands company.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class B Shares of Qunar Cayman Islands Limited, an exempted Cayman Islands company (the “Issuer”), the principal executive offices of which are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”). Hillhouse Capital acts as the sole management company of Gaoling Fund, L.P. (“Gaoling”) and the sole general partner of YHG Investment, L.P. (“YHG”). Gaoling and YHG are the sole shareholders of HCM Qunar Holdings Limited (“HCM Qunar” and together with Gaoling and YHG, the “Hillhouse Entities”). Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to control the voting power of, the Class B Shares represented by American Depositary Shares (“ADSs”) and the Class A Ordinary Share (“Class A Share”) held by the Hillhouse Entities.

The principal business of Hillhouse Capital is investment management and its business address is Suite 1608, One Exchange Square, 8 Connaught Place, Hong Kong. The directors of Hillhouse Capital are Jun Shen and Colm O’Connell. Mr. Shen and Mr. O’Connell are employees of Hillhouse Capital and Mr. Lei Zhang (“Mr. Zhang”) is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 3.	Source and Amounts of Funds or Other Consideration

The Hillhouse Entities used internally generated funds to purchase securities of the Issuer. The Hillhouse Entities used an aggregate of approximately $170 million since our last amendment to Schedule 13D, and altogether to date have used approximately $284 million, in each case excluding brokerage commissions, to acquire the American Depositary Shares of the Issuer (“ADSs”) representing Class B Shares, the 2.0% Convertible Senior Notes due 2021 (the "Convertible Notes") and the Class A Share reported in this Schedule 13D.

Item 4.	Purpose of Transaction
The Hillhouse Entities purchased the securities reported herein for investment purposes to participate in any appreciation in the price of the ADSs.

On June 5, 2015, Gaoling and YHG participated in the Issuer's public offering of ADSs in the amounts set forth in the response to Item 5(c) of Amendment No. 3.

As disclosed in the Issuer's Prospectus Supplement dated June 4, 2015 and filed with the SEC on June 5, 2015 pursuant to Rule 424(b)(4) (the "Prospectus Supplement"), on June 1, 2015, Gaoling and YHG entered into a Note Purchase Agreement with the Issuer and SL Camel Holdco Limited (the "Note Purchase Agreement"), pursuant to which Gaoling and YHG agreed to acquire an aggregate principal amount of $163,400,000 and $6,600,000, respectively, of the Convertible Notes, the terms of which are set forth in an indenture as described in the Prospectus Supplement. The closing under the Note Purchase Agreement occurred on June 17, 2015.

On June 17, 2015, Gaoling and YHG entered into a registration rights agreement with the Issuer, providing for customary demand registration rights and piggyback registration rights with respect to the resale of the Convertible Notes and the Class B Shares and ADSs issuable upon conversion of the Convertible Notes (the "Registration Rights Agreement").

The foregoing summary of the Note Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by the full text of the Note Purchase Agreement and the Registration Rights Agreement, copies of which the Reporting Person anticipates will be filed by the Issuer with the SEC.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to those items and/or may determine to acquire additional securities of the Issuer or dispose of or hedge its investment in securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Prospectus Supplement indicates that the total number of outstanding Class B Shares following the offering described therein would be 155,743,794. The percentage of Class B Shares reported herein is based upon such number of Class B Shares outstanding, and assumes the conversion of the Class A Share and the Convertible Notes owned by the Reporting Person.

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 5 of 6 Pages

As the sole management company of Gaoling and the sole general partner of YHG, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the 19,465,107 Class B Shares represented by ADSs held by Gaoling, the 773,094 Class B Shares represented by ADSs held by YHG, the 8,912,727 Class B Shares underlying the Convertible Notes held by Gaoling and the 360,000 Class B Shares underlying the Convertible Notes held by YHG. In addition, Gaoling and YHG are the sole shareholders of HCM Qunar. As a result, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of the one Class A Share of the Issuer held by HCM Qunar. Class A Shares may be converted into an equal number of Class B Shares at any time at the election of the holder of the Class A Shares and are mandatorily convertible into Class B Shares under certain other circumstances. Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Zhang may be deemed to have controlling power over Hillhouse Capital. Pursuant to Rule 13d-4 under the Act, Mr. Zhang disclaims beneficial ownership of the Class A Share and Class B Shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein, and the filing of this Schedule 13D shall in no way be construed as an admission that Mr. Zhang is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares.

Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its executive officers or directors (i) beneficially owns any Class B Shares or ADSs of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of Class B Shares or ADSs of the Issuer.

(b) Except as disclosed in this Schedule 13D, the Reporting Person does not share voting or disposition power with respect to the Class A Share or the Class B Shares.

(c) Neither the Reporting Person nor, to its best knowledge, any of its executive officers or directors has effected any transaction in Class B Shares or ADSs of the Issuer since the filing of Amendment No. 3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions in Item 4 of the Note Purchase Agreement, the Convertible Notes and the Registration Rights Agreement are hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 74906P1049	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 19, 2015

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer